Exhibit 99.1

Rogers Communications Declares 43.5 Cents per Share Quarterly Dividend

January 2, 2014 Payment Date Following December 13, 2013 Record Date

Quarterly Dividend of 43.5 Cents per Share Declared by Board Reflects 10% Increase Announced in February 2013

TORONTO, October 24, 2013 — Rogers Communications Inc. (“Rogers”) announced today that its Board of Directors declared a quarterly dividend totalling 43.5 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The quarterly dividend declared today will be paid on January 2, 2014 to shareholders of record on December 13, 2013. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services to consumers and businesses. Through Media, we are engaged in radio and television broadcasting, televised shopping, sports entertainment, and magazines and trade publications. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan R. Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

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